SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

under the Securities Exchange Act of 1934

STORAGE ENGINE, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

86210N104

(CUSIP Number)

THOMAS E. DUGGAN, ESQ.
C.E. UNTERBERG, TOWBIN
350 MADISON AVENUE
NEW YORK, NY 10017

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 21, 2002

(Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to
report the acquisition that is the subject of this Schedule 13D, and is filing
this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the
following box [_].

CUSIP No.86210N104 SENG 13D

1	NAME OF REPORTING PERSONS C.E. Unterberg, Towbin Capital Partners I. L.P.	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [_] (b) [X]
3	SEC USE ONLY	
4	SOURCE OF FUNDS* 00	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 182,915
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 182,915
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 934,382	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.57%	
14	TYPE OF REPORTING PERSON*	

CUSIP No. 86210N104   SENG 13D

1	NAME OF REPORTING PERSONS
	Marjorie and Clarence E. Unterberg Foundation, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [_]
		(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS*
	00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
	New York

	7	SOLE VOTING POWER
NUMBER OF		182,915
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		182,915
PERSON	10	SHARED DISPOSITIVE POWER
WITH		
		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	934,382

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	[X]

---

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        19.57%

---

14   TYPE OF REPORTING PERSON*

        CO

CUSIP No. 86210N104   SENG 13D

---

1   NAME OF REPORTING PERSONS

        C.E. Unterberg, Towbin, LLC

---

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                      (a) [_]
                                                      (b) [X]

---

3   SEC USE ONLY

---

4   SOURCE OF FUNDS*

        00

---

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)   [_]

---

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        New York

	7	SOLE VOTING POWER
NUMBER OF		
		73,166
SHARES	----	-------------------
	8	SHARED VOTING POWER
BENEFICIALLY		
		0
OWNED BY	----	-------------------
	9	SOLE DISPOSITIVE POWER
EACH		
		73,166
REPORTING	----	-------------------
	10	SHARED DISPOSITIVE POWER
PERSON		
WITH		

0
_____

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          934,382
_____

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        [X]

_____

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          19.57%
_____

14   TYPE OF REPORTING PERSON*

          IV
_____

CUSIP No. 86210N104   SENG 13D

_____

1   NAME OF REPORTING PERSONS

     C.E. Unterberg, Towbin (a California Limited Partnership)
_____

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a) [_]
                                                        (b) [X]

_____

3   SEC USE ONLY

_____

4   SOURCE OF FUNDS*

     00
_____

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)   [_]

_____

6   CITIZENSHIP OR PLACE OF ORGANIZATION

     California

_____
                   7   SOLE VOTING POWER

  NUMBER OF
                        255,804 (A)
    SHARES   _____
                   8   SHARED VOTING POWER
BENEFICIALLY

```
      OWNED BY             0
                     _____
       EACH        9    SOLE DISPOSITIVE POWER

     REPORTING
                          255,804 (A)
      PERSON        _____
                    10    SHARED DISPOSITIVE POWER
       WITH

                          0
```
_____
```
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           934,382
```
_____
```
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                 [X]
```
_____
```
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           19.57%
```
_____
```
14    TYPE OF REPORTING PERSON*

           PN
```
_____

(A) Excludes 239,727 shares in the C.E. Unterberg, Towbin Market Making Account
used solely for the purpose of engaging in purchases and sales as to facilitate
client orders.

CUSIP No. 86210N104   SENG 13D

_____
```
1    NAME OF REPORTING PERSONS

       UTCM, LLC.
```
_____
```
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a)  [_]
                                                            (b)  [X]
```
_____
```
3    SEC USE ONLY
```
_____
```
4    SOURCE OF FUNDS*

       00
```
_____
```
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                          [_]
```
_____
```
6    CITIZENSHIP OR PLACE OF ORGANIZATION
```

Delaware

_____

| | 7 | SOLE VOTING POWER |

NUMBER OF
| | | 0 (A) |

SHARES
_____
| | 8 | SHARED VOTING POWER |

BENEFICIALLY

OWNED BY
| | | 0 |

EACH
_____
| | 9 | SOLE DISPOSITIVE POWER |

REPORTING
| | | 0 (A) |

PERSON
_____
| | 10 | SHARED DISPOSITIVE POWER |

WITH

| | | 0 |

_____
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON |

934,382

_____
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |

[X]

_____
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) |

19.57%

_____
| 14 | TYPE OF REPORTING PERSON* |

CO

_____

(A) Includes 182,915 shares held by C.E. Unterberg, Towbin Capital Partners I,
    L.P., as to which UTCM, LLC disclaims beneficial ownership.

CUSIP No. 86210N104   SENG 13D

_____
| 1 | NAME OF REPORTING PERSONS |

Thomas I. Unterberg

_____
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* |

                                         (a) [_]
                                         (b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS*
	PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
	USA

		7	SOLE VOTING POWER
NUMBER OF			204,405
SHARES		8	SHARED VOTING POWER
BENEFICIALLY			
OWNED BY			0
EACH		9	SOLE DISPOSITIVE POWER
REPORTING			204,405
PERSON		10	SHARED DISPOSITIVE POWER
WITH			
			0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	934,382

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	19.57%

14	TYPE OF REPORTING PERSON*
	IN

(A) Excludes 37,417 Shares owned by Trusts of which Thomas I. Unterberg is Trustee and as to which Thomas I. Unterberg. disclaims beneficial ownership.

Includes 182,915, 182,915, 73,166, 255,804 Shares owned by C.E. Unterberg, Towbin Capital Partners I, L.P., Marjorie and Clarence E. Unterberg Foundation, Inc., C.E. Unterberg, Towbin, LLC and C.E. Unterberg, Towbin (a California Limited Partnership), respectively.

Item 1. Security and Issuer.

        This statement on Schedule 13D (the "Statement") relates to the Common
Stock, par value $.01 per share (the "Shares"), of Software Engine Inc., a
New Jersey corporation (the "Issuer"). The Issuer's principal executive office
is located at One Sheila Drive, Tinton Falls, NJ 07724.

Item 2. Identity and Background.

    (a)   C.E. Unterberg, Towbin Capital Partners I, L.P. ("CEUTCPI")

    (b)   Marjorie and Clarence E. Unterberg Foundation, Inc. ("MCUF"),

    (c)   C.E. Unterberg Towbin, LLC ("CEUTLLC"),

    (d)   C.E. Unterberg, Towbin (a California Limited Partnership)
           ("CEUTCLP"),

    (e)   UTCM, LLC ("UTCM")

    (f)   Thomas I. Unterberg ("TU" and together with the above,
           the "Reporting Persons")

By signing this Statement, each Reporting Person agrees that this Statement
is filed on its behalf. No Reporting Person assumes responsibility for
the completeness or accuracy of the information concerning any other
Reporting Person.

C.E. Unterberg. Towbin Capital Partners I, L.P.

CEUTCPI is a Delaware limited partnership with its principal
executive office located at 350 Madison Avenue, New York, New York
10017. The principal business of CEUTCPI is to make investments in,
buy, sell, hold and otherwise deal in securities. The sole general
partner of CEUTCPI is UTCM.

Marjorie and Clarence E. Unterberg Foundation. Inc.

MCUF is a New York corporation with its principal executive office
located at 350 Madison Avenue, New York, New York 10017. The principal
business of MCUF is to act as a charitable foundation.

The name, citizenship, residence or business address, and present
principal occupation or employment, and the name, principal business and
address of any corporation or other organization in which such
employment is conducted, of each executive officer and director of MCUF
are set forth on Schedule 1 hereto.

C.E. Unterberg Towbin, LLC

CEUTLLC is a New York limited liability company with its principal
executive office located at 350 Madison Avenue, New York, New York
10017. The principal business of CEUTLLC is to make investments in,
buy, sell, hold and otherwise deal in securities.

The name, citizenship, residence or business address, and present
principal occupation or employment, and the name, principal business
and address of any corporation or other organization in which such
employment is conducted, of each managing member of CEUTLLC are set
forth on Schedule I hereto.

C.E. Unterberg. Towbin (a California Limited Partnership)

CEUTCLP is a California limited partnership with its principal
executive office located at 350 Madison Avenue, New York, New
York 10017. The principal business of CEUTCLP is to act as a
securities broker-dealer.

The name, citizenship, residence or business address, and present
principal occupation or employment, and the name, principal business
and address of any corporation or other organization in which such
employment is conducted, of each general partner and member of the
executive committee of CEUTCLP are set forth on Schedule I hereto.

UTCM. LLC

UTCM is a Delaware limited liability company with its principal
executive office located at 350 Madison Avenue, New York, New York
10017. The principal business of UTCM is to act as a general partner of
investment funds.

The name, citizenship, residence or business address, and present
principal occupation or employment, and the name, principal business and
address of any corporation or other organization in which such
employment is conducted, of each managing member of UTCM are set forth
on Schedule I hereto.

Thomas I. Unterberg

TU's business address is c/o C.E. Unterberg, Towbin, 350 Madison
Avenue, New York, New York 10017. TU is a board member of the Issuer
and is a managing director of CEUTCLP of and a citizen of the United
States of America.

By signing this Statement, each Reporting Person agrees that this
Statement is filed on its behalf. No Reporting Person assumes
responsibility for the completeness or accuracy of the information
concerning any other Reporting Person.

None of the Reporting Persons, nor any of their executive officers,
directors, trustees or partners, as applicable during the last five
years (i) has been convicted in a criminal proceeding (excluding
traffic violations or similar misdemeanors) or (ii) was a party to a
civil proceeding of a judicial or administrative body of competent
jurisdiction as a result of which such entity or person was or is
subject to a judgment, decree or final order enjoining future violations
of, or prohibiting or mandating activities subject to, federal or state
securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

The Reporting Persons, other than TU, obtained funds for the purchase price of
their Shares (or securities that were converted into Shares) from capital
contributions from their equity investors. TU obtained funds for the purchase
price of his Shares from personal funds.

The ownership interest of CEUTCLP was acquired other than by purchase and as a
result of fees for its services as a financial advisor to the Issuer. The
ownership interest of TU of 37,416 Shares was acquired other than by purchase
and as a result of being a Trustee.

Item 4.   Purpose of Transaction.

The Reporting Persons' acquistions of the Shares were made in the ordinary
course of the Reporting Persons' businesses and were not made with the
purpose of changing or influencing the control of the Issuer.

None of the Reporting Persons has any plans or proposals that relate to
or would result in any of the events described in Items 4(a) through 4(j).

The Reporting Persons disclaim that they are part of a group (as such term
is set forth in Rule 13(d) promulgated under the Securities Exchange Act of
1934). Additionally, the Reporting Persons disclaim beneficial ownership of
all Shares which are not directly owned of record by such Reporting Person.

Item 5.   Interest in Securities of the Issuer.

(a)   Rows (11) and (13) of the cover pages to this Schedule (including
the footnotes thereto) and Schedule I hereto are hereby incorporated by
reference.

(b)   Rows (7) through (10) of the cover pages to this Schedule
(including the footnotes thereto) and Schedule I hereto set forth the
percentage range of the shares as to which there is sole power to vote
or direct the vote or to dispose or direct the disposition, and the
number of Shares as to which there is shared power to vote or direct the
vote or to dispose or direct the disposition and are hereby incorporated
by reference and we hereby incorporated by reference.

(c)   In connection with its market making activities, CEUTCLP has
engaged in purchases and sales of Shares at or around the market price
within the past 60 days. As of the date of this filing, the approximate amount
of shares in the Market Making Account is 239,727. Except as set forth in the
foregoing sentence, no reporting Person, or to their best knowledge, any of
their respective officers or directors, has engaged in any transactions in
Shares during the past 60 days.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          to Securities of the Issuer.

There are no contracts, arrangements or understanding among any of the
Reporting Persons made or entered into with respect to holding, voting
or disposing of the Shares.

Item 7. Material to be Filed as Exhibits.

Exhibit 1. Joint Filing Agreement among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I
certify that the information set forth in this statement is true, complete
and correct.

Date: February 21, 2002

C.E. UNTERBERG, TOWBIN CAPITAL PARTNERS I, L.P.,

by UTCM, LLC, its General Partner,
by /s/ Robert M. Matluck
Name: Robert M. Matluck
Title: Managing Member

Date: February 21, 2002

MARJORIE AND CLARENCE E. UNTERBERG FOUNDATION, INC.
By /s/ Thomas I. Unterberg
By Thomas E. Duggan Attorney-in-Fact

Date: February 21, 2002

C.E. UNTERBERG TOWBIN, LLC,
By /s/ Robert M. Matluck
Name: Robert M. Matluck
Title: Managing Member

Date: February 21, 2002

C.E. UNTERBERG, TOWBIN (A CALIFORNIA LIMITED PARTNERSHIP),
By /s/ Robert M. Matluck
Name: Robert M. Matluck
Title: Managing Member

Date: February 21, 2002

UTCM, LLC
By /s/ Robert M. Matluck
Name: Robert M. Matluck
Title: Managing Member

Date: February 21, 2002

THOMAS I. UNTERBERG
By /s/ Thomas I. Unterberg
BY:Thomas E. Duggan Attorney-in-Fact

CUSIP No. 86210N104   SENG 13D

SCHEDULE I

I. MARJORIE AND CLARENCE E. UNTERBERG FOUNDATION, INC.

Except as otherwise set forth below, the place of citizenship of each
such person is the United States.

Name; Princiapal Occupation or Employment	Business Address; Principal Business of Employer	Number and Percentage of Common Stock Beneficially Owned
Thomas I. Unterberg (President)	350 Madison Avenue New York, New York 10017	239,582(a) (5.02%)
Mary A.Debare (Vice President and Secretary)	350 Madison Avenue New York, New York 10017	34,916(b) (.731%)
Andrew Arno (Treasurer)	350 Madison Avenue New York, New York 10017	115,581 (2.42%)

(A)   Excludes 37,417 Shares owned by Trusts of which Thomas I. Unterberg is
        Trustee and as to which Thomas I. Unterberg. disclaims beneficial
        ownership.

II. C.E. UNTERBERG TOWBIN (A CALIFORNIA LIMITED PARTNERSHIP)

Except as otherwise set forth below, the place of citizenship of
each such person is the United States.

Name; Princiapal Occupation or Employment	Business Address; Principal Business of Employer	Number and Percentage of Common Stock Beneficially Owned
Stephen Adler (Managing Director)	350 Madison Avenue New York, New York 10017	None
Andrew Arno (Managing Director)	350 Madison Avenue New York, New York 10017	115,581 (2.42%)

```
Jordan S. Berlin            350 Madison Avenue
(Managing Director)         New York, New York 10017      None

Alexander P. Bernstein      350 Madison Avenue
(Managing Director)         New York, New York 10017      None

Andrew Blum                 350 Madison Avenue
(Managing Director)         New York, New York 10017      None

David Boucher               350 Madison Avenue
(Managing Director)         New York, New York 10017      None

Mark Branigan               350 Madison Avenue
(Managing Director)         New York, New York 10017      None

John Cronin                 350 Madison Avenue           34,676
(Managing Director)         New York, New York 10017      (0.73%)

Jane Dragone                350 Madison Avenue
(Managing Director)         New York, New York 10017      None

Thomas Duggan               350 Madison Avenue
(Managing Director)         New York, New York 10017      None

Cole Eckhardt               350 Madison Avenue
(Managing Director)         New York, New York 10017      None

Brian Finnerty              350 Madison Avenue
(Managing Director)         New York, New York 10017      None

Adam Frankfort              350 Madison Avenue
(Managing Director)         New York, New York 10017      None

Terri Garvey                350 Madison Avenue
(Managing Director)         New York, New York 10017      None

Florence Kimm               350 Madison Avenue
(Managing Director)         New York, New York 10017      None

Mel S. Lavitt               350 Madison Avenue            102,248
(Managing Director)         New York, New York 1001       (2.14%)

Mark L. Levy                350 Madison Avenue
(Managing Director)         New York, New York 10017      None

Robert D. Long              350 Madison Avenue
(Managing Director)         New York, New York 10017      None

Michael E. Marrus           350 Madison Avenue            83
(Managing Director)         New York, New York 10017      (0.002%)

Robert M. Matluck
(Managing Director and
Member of the Executive     350 Madison Avenue            17,500
Committee)                  New York, New York 10017      (0.366%)

Mitch Meisler               350 Madison Avenue
(Managing Director)         New York, New York 10017      None

John U. Moorhead            350 Madison Avenue
(Managing Director)         New York, New York 10017      None

Jeffrey C. Moskowitz        350 Madison Avenue            52,253
(Managing Director)         New York, New York 10017      (1.09%)
```

```
Suzanne Murphy                  350 Madison Avenue
(Managing Director)             New York, New York 10017        None

Michelle P. O'Connor            350 Madison Avenue
(Managing Director)             New York, New York 10017        None

Theodore O'Neill                350 Madison Avenue
(Managing Director)             New York, New York 10017        None

James D. Poyner, Jr.            350 Madison Avenue
(Managing Director)             New York, New York 10017        None

Martin Pyykkonen                350 Madison Avenue
(Managing Director)             New York, New York 10017        None

Douglas M. Quartner             350 Madison Avenue
(Managing Director)             New York, New York 10017        None

Adam Ritzer                     350 Madison Avenue
(Managing Director)             New York, New York 10017        None

James Singer                    350 Madison Avenue
(Managing Director)             New York, New York 10017        None

Lee Tawes                       350 Madison Avenue
(Managing Director)             New York, New York 10017        None

Bob Thompson                    350 Madison Avenue
(Managing Director)             New York, New York 10017        None

Thomas I. Unterberg
(Managing Director and
Member of the Executive         350 Madison Avenue              239,582(a)
Committee)                      New York, New York 10017        (5.02%)

Andrew Waldeck                  350 Madison Avenue
(Managing Director)             New York, New York 10017        None

James T. Whipple                350 Madison Avenue              36,342
(Managing Director)             New York, New York 10017        (0.76%)
```

(A)   Excludes 37,417 Shares owned by Trusts of which Thomas I. Unterberg is
        Trustee and as to which Thomas I. Unterberg. disclaims beneficial
        ownership.

III. C.E. UNTERBERG, TOWBIN LLC

Except as otherwise set forth below, the place of citizenship of
each such person is the United States.

```
Name; Princiapal               Business Address; Principal     Number and
Occupation or                  Business of Employer            Percentage of
Employment                                                     Common Stock
                                                               Beneficially Owned


Thomas I. Unterberg            350 Madison Avenue              239,582(a)
(Managing Member)              New York, New York 10017        (5.02%)

Robert M. Matluck              350 Madison Avenue              17,500
```

Page 15

(Managing Member)   New York, New York 10017   (.366%)

(A)   Excludes 37,417 Shares owned by Trusts of which Thomas I. Unterberg is
         Trustee and as to which Thomas I. Unterberg. disclaims beneficial
         ownership.

IV.   UTCM,LLC

Except as otherwise set forth below, the place of citizenship of
each such person is the United States.

Name; Princiapal Occupation or Employment	Business Address; Principal Business of Employer	Number and Percentage of Common Stock Beneficially Owned
Thomas I. Unterberg (Managing Member)	350 Madison Avenue New York, New York 10017	239,582(a) (5.02%)
Robert M. Matluck (Managing Member)	350 Madison Avenue New York, New York 10017	17,500 (.366%)

(A)   Excludes 37,417 Shares owned by Trusts of which Thomas I. Unterberg is
         Trustee and as to which Thomas I. Unterberg. disclaims beneficial
         ownership.

Exhibit 1 -- Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of
1934, as amended, the undersigned hereby (i) agree to the joint filing
with all other Reporting Persons (as such term is defined the statement
on Schedule 13D described below) on behalf of each of them of a statement
on Schedule 13D (including amendments thereto) with respect to the
Common Stock, par value $.01 per share, of ServiceWare Technologies Inc.
and (ii) agree that this Agreement be included as an Exhibit to such
joint filing. This Agreement may be executed in any number of
counterparts all of which taken together shall constitute one and the
same instrument. In witness whereof, the undersigned hereby execute this
Agreement as of the date set forth next to their signatures.

Date: February 21, 2002

C.E. UNTERBERG, TOWBIN CAPITAL PARTNERS I, L.P.,

by UTCM, LLC, its General Partner,
by /s/ Robert M. Matluck
Name: Robert M. Matluck
Title: Managing Member

Date: February 21, 2002

MARJORIE AND CLARENCE E. UNTERBERG FOUNDATION, INC.
By /s/ Thomas I. Unterberg
By Thomas E. Duggan Attorney-in-Fact

Date: February 21, 2002

C.E. UNTERBERG TOWBIN, LLC,
By /s/ Robert M. Matluck
Name: Robert M. Matluck
Title: Managing Member

Date: February 21, 2002

C.E. UNTERBERG, TOWBIN (A CALIFORNIA LIMITED PARTNERSHIP),
By /s/ Robert M. Matluck
Name: Robert M. Matluck
Title: Managing Member

Date: February 21, 2002

UTCM, LLC
By /s/ Robert M. Matluck
Name: Robert M. Matluck
Title: Managing Member

Date: February 21, 2002

THOMAS I. UNTERBERG
By /s/ Thomas I. Unterberg
BY:Thomas E. Duggan Attorney-in-Fact

Attention. Intentional misstatements or omissions of fact constitute federal
criminal violations (see 18 U.S.C. 1001).